Room 4561
      June 14, 2005

Joseph D. Hill
Vice President and CFO
AMICAS, Inc.
20 Guest Street, Suite 200
Boston, Massachusetts  02135

      Re:	AMICAS, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Form 8-K filed May 3, 2005
		File No. 0-25311

Dear Mr. Hill,

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
Management`s Report on Internal Control Over Financial Reporting, page 41

1. We note that Management`s Report on Internal Control Over Financial Reporting is dated March 28, 2005 and your auditor`s attestation report is dated March 17, 2005. Please explain to us why you believe it is appropriate for the audit report to be dated prior to the preparation of management`s report.






Financial Statements
Revenue Recognition, page 54

2. Please explain to us how you considered whether any of your customized services are essential to the functionality of your software. Address the factors in paragraphs 70 and 71 of SOP 97-2 in your response.

Segment Information

3. We note that you identified two reportable operating segments in your 2003 Form 10-K, but you did not provide any additional segment disclosure beyond referring to your statements of operations. In your
2004 Form 10-K and subsequent interim financial statements, it appears that you have now omitted those segment disclosures. Please explain to us how you considered paragraphs 10 through 15 and 25 through 33 of SFAS 131 for purposes of identifying your operating segments and determining the extent of disclosure over the past two fiscal years. In addition, explain how you considered the product and service disclosure requirements of paragraph 37.

Form 8-K filed May 3, 2005
Non-GAAP Measure - Adjusted EBITDA

4. Please explain to us how you considered the following related to your presentation of your non-GAAP information:

* Question 15 of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures (FAQ) indicates that EBITDA, and thus adjusted EBITDA, should be reconciled to your net loss as presented in the statement of operations under GAAP. Operating loss would not be considered the most directly comparable GAAP measure because adjusted EBITDA makes adjustments for items that are not included in operating loss; and

* Question 15 also indicates that you should consider Question 8 of the FAQ because adjusted EBITDA excludes recurring charges and is presented as a performance measure. Question 8 explains that the following disclosures may be necessary to ensure that the presentation is not misleading:
o The manner in which management uses adjusted EBITDA to conduct or evaluate its business;
o The economic substance behind management`s decision to use such a measure;
o The material limitations associated with use of adjusted EBITDA as compared to the use of the most directly comparable GAAP financial measure;
o The manner in which management compensates for these limitations when using adjusted EBITDA; and
o The substantive reasons why management believes adjusted EBITDA provides useful information to investors.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Mark Kronforst, Senior Staff Accountant, at
(202) 551-3451 or me at (202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
						Senior Assistant Chief Accountant
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Joseph D. Hill
AMICAS, Inc.
June 14, 2005
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